UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Aspect Medical Systems, Inc.

(Name of Subject Company)

Aspect Medical Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Class of Securities)

Nassib G. Chamoun

President and Chief Executive Officer

Aspect Medical Systems, Inc.

One Upland Road

Norwood, MA 02062

(617) 559-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Susan W. Murley, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Items 3 and 6 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 8, 2009, by Aspect Medical Systems, Inc., a Delaware corporation (“Aspect”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Transformer Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Aspect common stock at a price per share of $12.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated October 8, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i) by adding the following as a new last paragraph under the subheading “(a) Agreements Between Aspect and its Executive Officers and Directors – Cash Payable for Outstanding Shares Pursuant to the Offer”:

“On October 1, 2009, and October 2, 2009, James J. Mahoney, one of our directors, sold 14,501 shares of our common stock in the open market at a price less than the Offer Price. He tendered the remaining 13,000 shares of our common stock that he owns pursuant to the terms of the Tender and Voting Agreement with Purchaser and Parent dated as of the date of the Merger Agreement.”

(ii) by adding the following as a new second paragraph under the subheading “(b) Arrangements with Purchaser and Parent – Tender and Voting Agreements”:

“On October 1, 2009, and October 2, 2009, James J. Mahoney, one of our directors, sold 14,501 shares of our common stock in the open market. He tendered the remaining 13,000 shares of our common stock that he owns pursuant to the terms of the Tender and Voting Agreement with Purchaser and Parent dated as of the date of the Merger Agreement.”

Item 6. Interests in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information to the table set forth therein:

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
James B. Mahoney	10/01/09	8,000	$11.90	Open market sale
James B. Mahoney	10/02/09	6,501	$11.95	Open market sale

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:        /s/ J. Neal Armstrong

Name:  J. Neal Armstrong

Title:    Vice President and Chief Financial Officer

Date:  October 26, 2009

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